UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                               GS Financial Corp.
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                                (Name of Issuer)

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                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)
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                                    362274102
================================================================================
                                 (CUSIP Number)

               Elliot Press, Esq., c/o Katten Muchin Rosenman LLP,
                     575 Madison Avenue, New York, NY 10022
                                 (212) 940-8800
================================================================================
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 27, 2007
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 362274102
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Riggs Qualified Partners, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     102,221 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            102,221 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      102,221 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.01%
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 362274102
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philip J. Timyan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     107,221 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            107,221 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     19,200 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      126,421 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.98%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No 1 amends the statement on Schedule 13D filed by Riggs Qualified Partners, LLC ("Riggs") and Philip J. Timyan (collectively, the "Reporting Persons") on April 20, 2007 with respect to GS Financial Corp. (the "Company").

Item 4. Plans and Proposals.

Item 4 is hereby amended as follows:

      Certain of the shares reported herein, representing greater than 5% of the outstanding shares of Common Stock of the Company, are held by Riggs in "street name" through a brokerage account at UBS Securities LLC ("UBS"). At the direction of and on behalf of Riggs, on September 27, 2007 UBS requested that access be given to Riggs to the Company's records and accounts, including the Company's shareholder list, as provided under Louisiana corporate law. The purpose of the request is to enable Mr. Timyan and Riggs to communicate with Company shareholders, as described on the beneficial ownership statement on Schedule 13D filed by Riggs and Mr. Timyan on April 20, 2007.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2007

                                                RIGGS QUALIFIED PARTNERS, LLC


                                                By: /s/Philip J. Timyan
                                                    -------------------------
                                                Name: Philip J. Timyan
                                                Title: Managing Member


                                                    /s/ Philip J. Timyan
                                                    -------------------------
                                                Philip J. Timyan